Announcement of a Material Fact

Banco Itaú Holding Financeira S.A. (ITAÚ) and Itaúsa – Investimentos Itaú S.A. (ITAÚSA) wish to inform that the Central Bank of Brazil has authorized the acquisition of the operations of BankBoston in Chile and Uruguay from the Bank of America Corporation, as previously announced in Material Facts published on May 2, 2006 and August 9, 2006.

The Extraordinary General Meetings of ITAÚ held on December 26, 2006 approved the full incorporation of the shares of BKB Chile Holdings Inc. and BankBoston Uruguay S.A. and OCA companies, converting them into wholly owned subsidiaries, and the issue of 20,537 thousand common shares to be delivered to the stockholders of these companies.

In the light of the approval mentioned above, the following impacts will be recognized in the financial statements for the fourth quarter 2006:

•

in the case of ITAÚ, the full amortization of goodwill, the constitution of a provision for restructuring and the recognition of the equity income result, estimated at R$ 401 million (net of fiscal effects); and

•	in the case of ITAÚSA, considering the variation in the stockholding participation and the amortization of goodwill, a net positive effect on the estimated result of R$ 230 million.

In relation to the new stockholding base, the value of dividends/interest on equity for fiscal year 2006 to be paid out to ITAÚ’s stockholders will not be affected by the amortization of goodwill and should be higher than for fiscal year 2005.

In order to conclude the process, we await the formal authorization of the authorities in the respective countries, this authorization in turn contingent on the Central Bank of Brazil’s approval now received.

With a view to the sustainability of the Bank, this acquisition is in line with the allocation of ITAÚ’s capital to businesses that create stockholder value. The expansion of operations into new markets in Latin America underscores ITAÚ’s confidence in the region.

São Paulo, February 2, 2007.

ALFREDO EGYDIO SETUBAL Investor Relations Officer BANCO ITAÚ HOLDING FINANCEIRA S.A.	HENRI PENCHAS Investor Relations Officer ITAÚSA – INVESTIMENTOS ITAÚ S.A.